U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

         NOTIFICATION OF LATE FILING                             SEC FILE NUMBER
                                                                     0-19492
                  (Check One):                                    CUSIP NUMBER
                                                                     -------

[ ] Form  10-K and Form  10-KSB [ ] Form  20-F [ ] Form 11-K [x] Form 10-Q and
                           Form 10-QSB [ ] Form N-SAR
         For Period  Ended:______________________________________________
         [ ]  Transition  Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ]  Transition  Report on Form 11-K
         [ ] Transition Report  on  Form  10-Q
         [ ]  Transition  Report  on Form  N-SAR
         For the Transition Period Ended:________________________________
--------------------------------------------------------------------------------

         Read Attached Instruction sheet Before Preparing Form.  Please Print or
         Type:
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Item 1: Notes to Condensed Consolidated Financial Statements; Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations
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Part I - Registrant Information
--------------------------------------------------------------------------------
         Full Name of Registrant
         Former name if Applicable
                                            nVIEW Corporation
         --------------------------------------------------------------------
         Address of Principal Executive Office (Street and Number)
                                            860 Omni Blvd.
         --------------------------------------------------------------------
         City, State and Zip Code
                             Newport News, VA 23606
         --------------------------------------------------------------------
Part II - Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ss. 23,047], the following should be completed. (Check if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
--------------------------------------------------------------------------------
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. The Registrant is unable to complete the Notes to the Condensed Consolidated Financial Statements and the Management's Discussion and Analysis of Financial Condition because the Company is unclear as to the status of its line of credit with an existing bank, and such bank is scheduled to meet with the Company next week. At the current time, there are no amounts outstanding under this line of credit.
                                                 (Attach Extra Sheets if Needed)
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Part IV - Other Information
--------------------------------------------------------------------------------
(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.
     Diane Lingo                                         757-873-1354
       (Name)                                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Please see Exhibit A attached.

                               nVIEW Corporation
        -------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized. nVIEW Corporation

Date  11/17/97                    By   /s/ Jerry W. Stubblefield
    -------------                   --------------------------------------------
                                  Jerry W. Stubblefield, Chief Financial Officer

                                    EXHIBIT A


         Attached are the Condensed Consolidated Financial Statements of the Registrant as of September 30, 1997, without the Notes thereto.

         As evidenced by these results, the Registrant experienced a significant decline in sales during the Third Quarter of 1997 as compared to the Third Quarter of 1996 resulting in a net loss for the first nine months of 1997 of $5.4 million, compared to a net loss of $1 million for the same period of 1996.

PART I.           FINANCIAL INFORMATION

         Item 1.           Financial Statements

                                           nVIEW CORPORATION AND SUBSIDIARIES

                                         Condensed Consolidated Balance Sheets



                             Assets                                       September                  December 31,
                                                                           30, 1997                          1996
                                                                        (Unaudited)
Current assets:
    Cash and cash equivalents                                              $710,076                    $1,802,596
    Receivables, net                                                      4,304,415                     9,057,646
    Inventories (note 3)                                                  8,424,964                    11,997,760
    Prepaid expenses                                                        453,670                       331,306
                                                                  -----------------            ------------------

      Total current assets                                               13,893,125                    23,189,308

Property and equipment, net                                                 605,287                       801,641
Other assets, net                                                           139,240                       191,388
                                                                  -----------------            ------------------
                                                                        $14,637,652                   $24,182,337
                                                                  =================            ==================
              Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable                                                     $1,917,435                    $5,890,860
    Accrued expenses                                                        774,768                       989,605
                                                                  -----------------            ------------------

      Total current liabilities                                           2,692,203                     6,880,465

Shareholders' equity:
    Common stock, no par value
       Authorized 20,000,000 shares; 5,005,166
       shares issued and outstanding at September 30,
       1997 and December 31, 1996                                               ---                           ---
    Additional paid-in capital                                           25,060,978                    25,060,978
    Accumulated deficit                                                (13,115,529)                   (7,759,106)
                                                                  -----------------            ------------------

      Total shareholders' equity                                         11,945,449                    17,301,872
                                                                  -----------------            ------------------

Commitments and contingencies (note 2)
                                                                        $14,637,652                   $24,182,337
                                                                  =================            ==================

See accompanying notes to condensed consolidated financial statements.

                                                           1




                                           nVIEW CORPORATION AND SUBSIDIARIES

                                    Condensed Consolidated Statements of Operations
                                                      (Unaudited)


                                                  Three Months Ended                           Nine Months Ended
                                                     September 30,                               September 30,
                                        ---------------------------------------    -----------------------------------------
                                               1997                  1996                 1997                  1996
                                        -------------------    ----------------    ------------------    -------------------

Sales                                            $3,464,537          $8,483,201           $15,825,381            $23,343,670
Cost of goods sold                                5,245,767           6,580,394            15,571,554             18,217,339
                                        -------------------    ----------------    ------------------    -------------------

     Gross profit                               (1,781,230)           1,902,807               253,827              5,126,331
                                        -------------------    ----------------    ------------------    -------------------

Marketing and promotion                             841,632             792,886             2,429,720              2,900,501
Research and development                            590,419             467,399             1,511,842              1,475,496
General and administrative                          601,226             610,165             1,624,668              1,756,259
                                        -------------------    ----------------    ------------------    -------------------

     Operating expenses                           2,033,277           1,870,450             5,566,230              6,132,256
                                        -------------------    ----------------    ------------------    -------------------

     Earnings (loss) from
operations                                      (3,814,507)              32,357           (5,312,403)            (1,005,925)

Other income (expense):
     Interest expense                              (35,318)            (29,051)              (92,105)              (117,596)
     Interest income                                 12,584              31,285                53,046                 79,121
     Miscellaneous                                  (4,983)             (5,745)               (4,961)                (5,498)
                                        -------------------    ----------------    ------------------    -------------------
                                                   (27,717)             (3,511)              (44,020)               (43,973)
                                        -------------------    ----------------    ------------------    -------------------

     Net earnings (loss)                       ($3,842,224)             $28,846          ($5,356,423)           ($1,049,898)
                                        ===================    ================    ==================    ===================

Weighted average number
   of common and common
   share equivalents outstanding                  5,005,166           4,936,416             5,005,166              4,921,105
                                        ===================    ================    ==================    ===================

Earnings (loss) per share                           ($0.77)    $0.01                          ($1.07)                ($0.21)
                                        ===================    ================    ==================    ===================


See accompanying notes to condensed consolidated financial statements.

                                                              2





                                               nVIEW CORPORATION AND SUBSIDIARIES

                                    Condensed Consolidated Statement of Shareholders' Equity
                                                          (Unaudited)

                                              Nine Months Ended September 30, 1997



                                       Common Stock
                            ------------------------------------
                                                                    Additional                                    Total
                                Number of                             Paid-in            Accumulated          Shareholders'
                                 Shares             Amount            Capital              Deficit                Equity
                            -----------------    ------------    -----------------    ------------------    ------------------
Balance at
 December 31, 1996                  5,005,166             ---          $25,060,978          ($7,759,106)           $17,301,872

Net loss                                  ---             ---                  ---           (5,356,423)           (5,356,423)
                            -----------------    ------------    -----------------    ------------------    ------------------

Balance at
 September 30, 1997                 5,005,166             ---          $25,060,978         ($13,115,529)           $11,945,449
                            =================    ============    =================    ==================    ==================





See accompanying notes to condensed consolidated financial statements.

                                                              3




                                         nVIEW Corporation and Subsidiaries

                                   Condensed Consolidated Statements of Cash Flows
                                                     (Unaudited)


                                                                                     Nine Months Ended
                                                                                        September 30
                                                                               1997                     1996
                                                                         -----------------        -----------------

Cash flows from operating activities:
   Net loss                                                                   ($5,356,423)             ($1,049,898)

   Adjustments to reconcile net loss to
    net cash provided by (used in) operating activities:
     Depreciation and amortization                                                 444,113                  590,570
     Loss on disposal of fixed assets                                                  553                   19,267
     Loss on abandonment of patents                                                 46,961                      ---

     Changes in assets and liabilities
      increasing (decreasing) cash:
       Receivables, net                                                          4,753,443              (1,783,023)
       Inventories                                                               3,572,796                (830,380)
       Prepaid expenses                                                          (122,576)                 (42,078)
       Income taxes receivable                                                         ---                  508,277
       Accounts payable                                                        (3,973,424)                3,458,409
       Accrued expenses                                                          (214,837)                (160,174)
                                                                         -----------------        -----------------

         Total adjustments                                                       4,507,029                1,760,868
                                                                         -----------------        -----------------

   Net cash provided by (used in) operating activities                           (849,394)                  710,970
                                                                         -----------------        -----------------

Cash flows from investing activities:
   Additions to property and equipment                                           (235,573)                (272,603)
   Purchase of patents and other assets                                            (7,553)                  (8,638)
                                                                         -----------------        -----------------

   Net cash used in investing activities                                         (243,126)                (281,241)
                                                                         -----------------        -----------------

Cash flows from financing activities:
   Stock options exercised                                                             ---                  168,700
                                                                         -----------------        -----------------


                                                                                                                  (Continued)

                                                              4



                                     nVIEW Corporation and Subsidiaries

                         Condensed Consolidated Statements of Cash Flows, Continued
                                                (Unaudited)



                                                                               Nine Months Ended
                                                                                  September 30
                                                                            1997                1996
                                                                      ----------------     ---------------

Net increase (decrease) in cash and cash equivalents                      ($1,092,520)            $598,429

Cash and cash equivalents at beginning of period                             1,802,596           1,404,816
                                                                      ----------------     ---------------

Cash and cash equivalents at end of period                                    $710,076          $2,003,245
                                                                      ================     ===============

Supplemental disclosure of cash flow information:
  Cash paid during the period for interest                                    $127,519            $136,949
                                                                      ================     ===============

  Cash paid during the period for income taxes                                     ---             $40,326
                                                                      ================     ===============



See accompanying notes to condensed consolidated financial statements.

                                                     5